SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                             Silicon Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827056300
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Robert Burns, Esq.
                         Monarch Alternative Capital LP
                               535 Madison Avenue
                               New York, NY 10022
                                 (212) 554-1700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 26, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 2 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Monarch Alternative Capital LP
            (formerly Quadrangle Debt Recovery Advisors LP,
            which was formerly Quadrangle Debt Recovery Advisors LLC)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,109,640
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,109,640
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,109,640
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 3 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Monarch Debt Recovery Master Fund Ltd
            (formerly QDRF Master Fund)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,096,594
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,096,594
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,096,594
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 4 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Monarch Opportunities Master Fund Ltd
            (formerly Quadrangle Debt Opportunities Fund Master Ltd)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              661,215
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                661,215
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            661,215
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 5 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Weinstock
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 6 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew Herenstein
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 7 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Christopher Santana
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP No. 827056300                                  Page 8 of 13 Pages
----------------------------                         ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Josiah Rotenberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States, Canada and Israel
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Silicon Graphics, Inc., a Delaware corporation (the "Company"), and is filed on behalf of Monarch Alternative Capital LP (formerly Quadrangle Debt Recovery Advisors LP, which was in turn was formerly Quadrangle Debt Recovery Advisors LLC), a Delaware limited partnership ("MAC"), Monarch Debt Recovery Master Fund Ltd (formerly QDRF Master Ltd), a Cayman Islands corporation ("MDRF"), and Monarch Opportunities Master Fund Ltd (formerly Quadrangle Debt Opportunities Fund Master Ltd), a Cayman Islands corporation ("MOF", and together with MAC and MDRF, the "Monarch Filers"). This Amendment No. 1 amends the information in the statement on Schedule 13D filed by the Monarch Filers and certain individual principals of MAC on October 27, 2006 (as amended by this Amendment No. 1, the "Schedule 13D"). MAC is the investment advisor to a variety of funds (such funds, collectively, including but not limited to MDRF and MOF, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 1 relates, and MAC may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the
Schedule 13D.

Item 2.   Identity and Background

     Item 2 of the Schedule 13D is amended and restated as follows:

     (a) This statement is being filed by the Monarch Filers. MAC is the investment advisor to the Funds, which directly own the Common Stock to which this Schedule 13D relates, and MAC may be deemed to beneficially own such Common Stock by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds. MDRA GP LP ("MDRA GP LP") is the sole general partner of MAC. Monarch GP LLC is the sole general partner of MDRA GP LP. Michael Weinstock, Andrew Herenstein, Christopher Santana and Josiah Rotenberg are the controlling members of Monarch GP LLC. MAC and MDRA GP LP are each organized as a limited partnership under the laws of the State of Delaware. Monarch GP LLC is organized as a limited liability company under the laws of the State of Delaware. MDRF and MOF are each organized as a corporation under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of MAC, MDRA GP LP, Monarch GP LLC, MDRF and MOF is 535 Madison Avenue, 17th Floor, New York, New York 10022. Set forth on Schedule 1 hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the directors of MDRF and MOF.

     (c) The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Funds. The principal business of each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is to act as managing members of Monarch GP LLC and control MAC. The principal business of MDRF and MOF is to invest and trade in distressed debt securities and other securities and to make other investments.

     (d) None of the Monarch Filers, nor, to the best of their knowledge, any of the persons named in this Item 2 or on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Monarch Filers, nor, to the best of their knowledge, any of the persons named in this Item 2 or on Schedule 1 hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is a United States citizen. Mr. Rotenberg is also a citizen of Canada and Israel.

Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is amended by adding the following thereto:

     On August 26, 2008, Chun Won Yi, an employee of MAC and its representative on the board of directors of the Company (the "Board"), submitted his resignation from the Board. The Monarch Filers do not currently have any plans or proposals relating to the sale or other disposition of Common Stock, as a result of Mr. Yi's resignation or otherwise. The Monarch Filers may in the future, however, make further acquisitions of of Common Stock from time to time or dispose of any or all of the shares of Common Stock held by the Funds, at any time.

Item 5.   Interest in Securities of the Issuer

     (a) MAC beneficially owns 3,109,640 shares of Common Stock (the "Shares") as of the date hereof. The Shares represent 26.8% of the 11,582,057 shares of Common Stock outstanding as of April 25, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2008, which is the most recent quarterly or annual report filed by the Company pursuant to the Act. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. MDRF directly beneficially owns 2,096,594 shares of Common Stock, which represent 18.1% of the outstanding shares of Common Stock. MOF directly beneficially owns 661,215 shares of Common Stock, which represent 5.7% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) MAC shares voting and dispositive power over the 3,109,640 shares of Common Stock held directly by the Funds with each Fund directly holding such shares. MAC and MDRF share voting power and dispositive power over the 2,096,594 shares of Common Stock held by MDRF. MAC and MOF share voting power and dispositive power over the 661,215 shares of Common Stock held by MOF.

     (c) On August 27, 2008, Mr. Yi transferred to the Funds vested stock options granted to him by the Company as compensation for his service as a member of the Board. Specifically, Mr. Yi transferred options exercisable into 12,500 shares of Common Stock. There have been no other transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

     This Amendment No. 1 reflects that none Messrs. Weinstock, Herenstein, Santana and Rotenberg has beneficial ownership of the Shares, in light of the fact that none of Messrs. Weinstock, Herenstein, Santana and Rotenberg individually possesses the ability to vote or cause the voting of, or to dispose or cause the disposition of, or to prevent the voting or disposition of, the Shares.

     (d) Not applicable.

     (e) As described in Item 5(c) above, Messrs. Weinstock, Herenstein, Santana and Rotenberg do not beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Monarch Filers have entered into an amended and restated agreement with respect to the joint filing of this statement and any amendment or amendments hereto, pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

     As described in Item 5(c) above, Mr. Yi transferred vested stock options granted to him by the Company as compensation for his service as a member of the Board. Such options entitle the Funds to purchase a total 12,500 shares of Common Stock at a price of $18.13 per share and expire on November 30, 2011.

Item 7.   Material to be Filed as Exhibits.

99.3 Joint Filing Agreement, dated as of August 29, 2008, by and between the Monarch Filers.

                         [Signatures on following page]

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2008

                                          MONARCH ALTERNATIVE CAPITAL LP

                                          By:  MDRA GP LP, its general partner
                                          By:  Monarch GP LLC, its general
                                               partner

                                          By:  /s/ Michael Weinstock
                                               ---------------------------------
                                               Name:   Michael Weinstock
                                               Title:  Managing Member


                                          MONARCH DEBT RECOVERY MASTER FUND LTD

                                          By:  /s/ Michael Weinstock
                                               ---------------------------------
                                               Name:   Michael Weinstock
                                               Title:  Director


                                          MONARCH OPPORTUNITIES MASTER FUND LTD

                                          By:  /s/ Michael Weinstock
                                               ---------------------------------
                                               Name:   Michael Weinstock
                                               Title:  Director


                                          /s/ Michael Weinstock
                                          --------------------------------------
                                          Michael Weinstock


                                           /s/ Christopher Santana
                                          --------------------------------------
                                          Christopher Santana


                                           /s/ Andrew Herenstein
                                          --------------------------------------
                                          Andrew Herenstein


                                           /s/ Josiah Rotenberg
                                          --------------------------------------
                                          Josiah Rotenberg


               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                     WITH RESPECT TO SILICON GRAPHICS, INC.]

                                                                      Schedule 1


Directors of Monarch Debt Recovery Master Fund Ltd
--------------------------------------------------

Michael Weinstock
c/o Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022

Linburgh Martin
c/o Close Brothers (Cayman Limited)
Harbour Place, 103
South Church Street
P.O. Box 1034GT
George Town, Grand Cayman,
Cayman Islands

Ivan John Sutlic
P.O. Box 30902
5 Bel Air Drive GT
Grand Cayman KY1-1204
Cayman Islands





Directors of Monarch Opportunities Master Fund Ltd
--------------------------------------------------

Michael Weinstock
c/o Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022

Linburgh Martin
c/o Close Brothers (Cayman Limited)
Harbour Place, 103
South Church Street
P.O. Box 1034GT
George Town, Grand Cayman,
Cayman Islands

Ivan John Sutlic
P.O. Box 30902
5 Bel Air Drive GT
Grand Cayman KY1-1204
Cayman Islands